Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in The conjunction with the unaudited financial results and statements of CCSC Technology International Holdings Limited (the “Company,” “we,” “our,” or “us”) for the six months ended September 30, 2024, furnished and included with this report as Exhibit 99.1.

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly-owned operating subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia, primarily in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Asia, Europe, Americas and Australia. Many of our customers are global name-brand manufacturers, such as Linak A/S, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force.

For the six months ended September 30, 2024 and 2023, we had total revenue of US$9.22 million and US$7.50 million, respectively, and net loss of US$0.74 million and net income of US$0.41 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 93.3% and 91.8% of our total revenue for the same periods, respectively. Revenue derived from connectors accounted for approximately 6.7% and 8.2% of our total revenue for the same periods, respectively.

For the six months ended September 30, 2024 and 2023, approximately 61.2% and 61.5% of our revenue was generated from our top ten customers, respectively.

Results of operations

Comparison of Results of Operations for the Six Months Ended September 30, 2024 and 2023

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended September 30,		Change
	2024	2023	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$9,218,459	$7,503,520	$1,714,939	22.9%
Cost of revenue	(6,470,715)	(5,223,159)	(1,247,556)	23.9%
Gross profit	2,747,744	2,280,361	467,383	20.5%

Operating expenses:
Selling expenses	(752,926)	(473,636)	(279,290)	59.0%
General and administrative expenses	(2,468,416)	(1,753,179)	(715,237)	40.8%
Research and development expenses	(332,155)	(338,038)	5,883	(1.7)%
Total operating expenses	(3,553,497)	(2,564,853)	(988,644)	38.5%

Loss from operations	(805,753)	(284,492)	(521,261)	183.2%

Other (expenses)/income:
Other non-operating (expenses)/income, net	(34,766)	51,628	(86,394)	(167.3)%
Government subsidies	138,845	-	138,845	100.0%
Foreign currency exchange (losses)/income	(241,996)	539,844	(781,840)	(144.8)%
Financial and interest income, net	7,530	35,783	(28,253)	(79.0)%
Total other (expenses)/income	(130,387)	627,255	(757,642)	(120.8)%

(Loss)/income before income tax expense	(936,140)	342,763	(1,278,903)	(373.1)%
Income tax benefit	191,820	70,851	120,969	170.7%
Net (loss)/income	$(744,320)	$413,614	$(1,157,934)	(280.0)%

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the six months ended September 30, 2024 and 2023, our total revenue was US$9.22 million and US$7.50 million, respectively. During these periods, we derived all our revenue from sales in Europe, Asia, Australia and the Americas.

Our revenue increased by 22.9%, from US$7.50 million for the six months ended September 30, 2023 to US$9.22 million for the six months ended September 30, 2024. The increase was primarily attributable to  a 47.5% increase in the total sales volume from approximately 11.72 million units for the six months ended September 30, 2023 to approximately 17.29 million units for the six months ended September 30, 2024, which was partially offset by a 16.7% decrease of the average selling price of our products from US$0.64 per unit for the six months ended September 30, 2023 to US$0.53 per unit for the six months ended September 30, 2024.

Our revenue generated from sales to our top ten customers increased from US$4.61 million for the six months ended September 30, 2023 to US$5.65 million for the six months ended September 30, 2024, which is consistent with the increase in our total revenue. Many of our major customers are global name-brand manufacturers, such as Linak, Danfoss and Bitzer, and our relationships with many of our major customers date back many years. For the six months ended September 30, 2024 and 2023, sales to our top customers accounted for a significant portion of our total revenue and represented 61.2% and 61.5% of our total revenue, respectively. However, as the Company continues to develop new customers and expand into more markets, such customer concentration might diminish over time.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the six months ended September 30,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$8,604,502	93.3%	$6,887,303	91.8%	$1,717,199	24.9%
Connectors	613,957	6.7%	616,217	8.2%	(2,260)	(0.4)%
Total	$9,218,459	100.0%	$7,503,520	100.0%	$1,714,939	22.9%

For the six months ended September 30, 2024, our revenue generated from cables and wire harnesses increased by 24.9%, from US$6.89 million for the six months ended September 30, 2023, to US$8.60 million for the six months ended September 30, 2024. The increase of sales from cables and wire harnesses was primarily attributable to the increase of sales volume, which was partially offset by the decrease of the overall selling prices of our cables and wire harness products. Compared with the six months ended September 30, 2023, our sales volume of cables and wire harnesses increased by 45.6%, from approximately 5.26 million units to approximately 7.66 million units, and our average selling prices decreased by 14.2% from US$1.31 per unit to US$1.12 per unit. The increase in demand was mainly due to that our customers had utilized their inventories previously purchased and increased their orders accordingly.

Our revenue generated from connectors accounted for 6.7% of our total revenue and slightly decreased by 0.4% from US$0.62 million for the six months ended September 30, 2023 to US$0.61 million for the six months ended September 30, 2024. The decrease was primarily attributable to a 33.1% decrease of the overall selling prices of our connector products, and was partially offset by a 49.0% increase in demand for the same reason discussed in the above paragraph.

All of our revenue for the six months ended September 30, 2024 and 2023 was generated from sales of our products to customers located in Europe, Asia and the Americas. The following table sets forth the disaggregation of revenue by regions:

	For the six months ended September 30,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$5,626,272	61.0%	$4,336,284	57.8%	$1,289,988	29.7%
Asia	2,736,289	29.7%	2,388,511	31.8%	347,778	14.6%
Americas	855,847	9.3%	778,725	10.4%	77,122	9.9%
Other regions	51	0.0%	-	0.0%	51	0.0%
Total	$9,218,459	100%	$7,503,520	100%	$1,714,939	22.9%

Our revenue generated from Europe significantly increased by 29.7%, from US$4.34 million for the six months ended September 30, 2023 to US$5.63 million for the six months ended September 30, 2024. The increase was primarily attributable to the following: (i) an increase of sales in Denmark of US$0.97 million, from US$3.14 million to US$4.11 million, and (ii) an increase of sales in Bulgaria of US$0.18 million, from US$0.24 million to US$0.42 million.

Our revenue generated from Asia increased by 14.6%, from US$2.39 million for the six months ended September 30, 2023, to US$2.74 million for the six months ended September 30, 2024, which was primarily due to the sales increases in Hong Kong, China of US$0.13 million, and the increase in sales in the Association of Southeast Asian Nations, or ASEAN, of US$0.20 million.

Our revenue generated from the Americas increased by US$0.08 million, from US$0.78 million for the six months ended September 30, 2023 to US$0.86 million for the six months ended September 30, 2024, which was primarily due to a sales increase in Northern America of US$0.08 million.

Our revenue from other regions was mainly derived from Australia.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principle operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue increased by US$1.25 million, or 23.9%, from US$5.22 million for the six months ended September 30, 2023 to US$6.47 million for the six months ended September 30, 2024, which was in line with the increase in total revenue. The increase was primarily due to the following: (i) an increase in our inventory costs from US$3.48 million for the six months ended September 30, 2023 to US$4.44 million for the six months ended September 30, 2024, and (ii) an increase in our labor costs from US$1.21 million for the six months ended September 30, 2023 to US$1.52 million for the six months ended September 30, 2024.

Our inventory costs represented a significant portion of our cost of revenue. For the six months ended September 30, 2024 and 2023, our inventory costs amounted to US$4.44 million and US$3.48 million, respectively, representing 68.6% and 66.7% of our total cost of revenue for the respective period. The increase in our inventory costs was primarily due to a 47.5% increase in the total sales volume from approximately 11.72 million units for the six months ended September 30, 2023 to approximately 17.29 million units for the six months ended September 30, 2024, which was partially offset by a decrease in inventory cost per unit from US$0.30 for the six months ended September 30, 2023 to US$0.26 for the six months ended September 30, 2024.

For the six months ended September 30, 2024 and 2023, our labor costs amounted to US$1.52 million and US$1.21 million, respectively, representing 23.4% and 23.2% of our total cost of revenue for each respective period. The increase of labor costs was primarily due to the increase in production volume as a result of an increase in sales volume.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended September 30, 2024 and 2023, our gross profit was US$2.75 million and US$2.28 million, respectively, and our gross profit margin was 29.8% and 30.4%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the six months ended September 30,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$9,218,459	100%	$7,503,520	100%	$1,714,939	22.9%
Cost	(6,470,715)	(70.2)%	(5,223,159)	(69.6)%	(1,247,556)	23.9%
Gross Profit	$2,747,744	29.8%	$2,280,361	30.4%	$467,383	20.5%

The gross profit margin decreased slightly compared to the same period last year, primarily due to the increase in labor costs exceeding the increase in revenue. The Company recruited more workers to cope with the increased sales volume, and the increased labor costs eroded profits, resulting in a decrease in gross profit margin.

Operating Expenses

	For the Six Months Ended
	September 30,				Change
	2024		2023		Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(752,926)	(8.2)%	$(473,636)	(6.3)%	$(279,290)	59.0%
General and administrative expenses	$(2,468,416)	(26.8)%	$(1,753,179)	(23.4)%	$(715,237)	40.8%
Research and development expenses	$(332,155)	(3.6)%	$(338,038)	(4.5)%	$5,883	(1.7)%
Total	$(3,553,497)	(38.5)%	$(2,564,853)	(34.2)%	$(988,644)	38.5%

Selling expenses

Selling expenses primarily consist of: (i) freight fees and transportation fees; (ii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; and (iii) marketing and entertainment expenses for promotion; and (iv) free sample expenses incurred for obtaining new customers and sales orders.

Our selling expenses increased by 59.0%, or US$0.28 million, from US$0.47 million for the six months ended September 30, 2023 to US$0.75 million for the six months ended September 30, 2024. The increase was a result of combined factors as follows: (i) an increase of US$0.20 million in market development costs to expand to ASEAN market; (ii) an increase of US$0.04 million in freight charges due to the increase in our sales volumes; and (iii) an increase of US$0.07 million in office expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) office expenses, expenses for office supplies and consumables; (iv) agent and professional fees related to our initial public offering (“IPO”) in the U.S.; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 40.8%, or US$0.72 million, from US$1.75 million for the six months ended September 30, 2023 to US$2.47 million for the six months ended September 30, 2024, which was primarily attributable to the following: (i) an increase of US$0.61 million in agent and professional fees, primarily consisted of expenses related to compliance requirements as a public company following our IPO in the U.S.; (ii) an increase of US$0.26 million in salaries and benefits, attributed to an increase in the number of our general and administrative personnel, as well as the expenses related to bonuses and celebration for successfully closing our IPO.

Research and development (“R&D”) expenses

Research and development expenses primarily include (i) costs of materials and components for the research and development activities; (ii) salaries, welfare and insurance expenses paid to R&D employees; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses were US$0.33 million for the six months ended September 30, 2024, which was about same as the same period of 2023 at US$0.34 million .

Other (expenses)/income

Other (expenses)/income primarily consists of: (i) government subsidy; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating (expenses)/income, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders, (iv) financial and interest income/(expenses), inclusive of interest income and interest expenses; and (v) gains or losses on exchange rate fluctuations.

Other (expenses)/income, net decreased by US$0.76 from other income of US$0.63 million for the six months ended September 30, 2023 to other expenses of US$0.13 million for the six months ended September 30, 2024, which was primarily attributable to (i) a decrease in foreign exchange gain of US$0.78 million; (ii) an increase of US$0.06 million in donation outlay, and partially offset by an increase of US$0.14 million in government subsidy.

Income tax benefit

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries, CCSC Technology Group and CCSC Interconnect HK that are considered HK resident enterprises under HK tax law, were subject to Hong Kong profit tax for any period presented as have assessable profit during the periods presented.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and operated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will be taxed at the existing 25.8% tax rate in 2024 and 2023. For the six months ended September 30, 2024 and 2023, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operates in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was only established in February 2024 and had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets。

Our income tax benefit increased from US$0.07 million for the six months ended September 30, 2023 to US$0.19 million for the six months ended September 30, 2024, which was due to the loss of CCSC Interconnect HK Group for the six months ended September 30, 2024.

Net (loss)/income

As a result of the foregoing, our net (loss)/income decreased by 280.0%, or US$1.16 million from net income of US$0.41 million for the six months ended September 30, 2023 to net loss of US$0.74 million for the six months ended September 30, 2024.

B. Liquidity and Capital Resources

As of September 30, 2024, we had US$4.00 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$0.72 million; (ii) cash and restricted cash in HK of US$3.02 million; (iii) cash and restricted cash in the Netherlands of US$0.14 million; and (iv) cash in Serbia of US$0.12 million. Under PRC laws, RMB can be converted into U.S. dollars under the Company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

As of the date of this interim report, we have financed our operations primarily through cash generated from our operations and the net proceeds raised from our initial public offering in January 2024. We intend to continue relying on these funding sources to support our future operations, and may consider seeking additional financing such as bank loans as needed.

Accounts receivable amounted to US$3.26 million and US$2.75 million as of September 30, 2024 and March 31, 2024, respectively. Approximately 96.7%, or US$ 3.15 million, of the September 30, 2024 accounts receivable balance has been subsequently collected as of the date of this interim report.

As of September 30, 2024, we had a total inventory balance of US$1.97 million, which primarily included raw material of US$1.05 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.58 million. As of the date of this report, the inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2024, we had a total inventory balance of US$2.02 million, which primarily included raw material of US$1.37 million, to ensure sufficient raw materials would be available to meet our production needs, and inventory in transit of US$0.34 million. As of the date of this report, the inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of September 30, 2024, we had working capital of US$6.36 million, as compared to working capital of US$7.54 million as of March 31, 2024. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date our unaudited condensed consolidated financial statements for the six months ended September 30, 2024 were released.

Cash Flows

Cash Flows Analysis for the Six Months Ended September 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended
	September 30,		Change
	2024	2023	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash (used in)/provided by operating activities	$(1,121,034)	$197,804	$(1,318,838)	(666.7)%
Net cash used in by investing activities	(666,865)	(71,242)	(595,623)	836.1%
Net cash used in financing activities	-	(400,911)	400,911	(100.0)%
Effects of exchange rate changes on cash and restricted cash	52,580	(63,670)	116,250	(182.6)%
Net change in cash and restricted cash	(1,735,319)	(338,019)	(1,397,300)	413.4%
Cash and restricted cash, beginning of the period	5,734,747	7,717,615	(1,982,868)	(25.7)%
Cash and restricted cash, end of the period	$3,999,428	$7,379,596	$(3,380,168)	(45.8)%

Operating Activities

For the six months ended September 30, 2024, our net cash used in operating activities was US$1.12 million, which was primarily attributable to (i) net loss of US$0.74 million, adjusted by deferred tax benefits of US$0.19 million, an inventory write-down of US$0.11 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.37 million, and foreign currency exchange loss of US$0.19 million; (ii) an increase of US$0.48 million in accounts receivable due to the increase in sales; (iii) an increase in prepaid expenses and other current assets of US$0.22 million due to the increase in deductible value-added tax (“VAT”) input; (iv) a decrease in accrued expenses and other current liabilities of US$0.22 million due to the decrease in accrued payroll and employee benefits; (v) a decrease in operating lease liabilities of US$0.25 million; partially offset by an increase in accounts payable of US$0.34 million due to an increase in material and component purchases and stockpiles.

For the six months ended September 30, 2023, our net cash provided by operating activities was US$0.20 million, which was primarily attributable to (i) net income of US$0.41 million, adjusted by foreign currency exchange gain of US$0.54 million and depreciation and amortization of US$0.37 million; (ii) an increase in accounts payable of US$0.42 million, due to an increase in material and component purchases and stockpiles; (iii) a decrease in inventory of US$0.16 million, mainly due to the decrease in sales demand, and partially offset by an increase in prepaid expenses and other current assets of US$0.22 million due to the increase in deductible VAT input and income tax recoverable.

Investing activities

Our net cash used in investing activities was US$0.67 million and US$0.07 million for the six months ended September 30, 2024 and 2023, respectively. The cash flow for the six months ended September 30, 2024 primarily reflected the purchase of a new land in Serbia of US$0.54 million for manufacturing operations, and purchase of new equipments of US$0.04 million and new software of US$0.08 million for daily office operation. The cash flow for the six months ended September 30, 2023 primarily reflected the purchase of new equipments of US$0.05 million and new software of US$0.02 million for daily office operation.

Financing activities

For the six months ended September 30, 2024, no cash was used in financing activities. For the six months ended September 30, 2023, our net cash used in financing activities was US$0.40 million, which consisted of deferred offering costs of US$0.37 million for the proposed initial public offering in the U.S and repayments of a long-term bank loan of US$0.04 million.

Capital Expenditure

Our capital expenditures were US$0.58 million and US$0.05 million for the six months ended September 30, 2024, and 2023, respectively. Generally, our capital expenditures are used primarily for the purchase of machinery and equipment relating to manufacture of interconnect products.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(Amounts expressed in U.S.$)
Lease obligations	$1,596,308	296,796	1,079,518	219,994
Capital commitment	3,347,331	3,347,331	-	-
Total	$4,943,639	3,644,127	1,079,518	219,994

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales.

On November 7, 2023, the Company renewed leased equipment with original lease term expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Company will have ownership of the equipment upon maturity of the leases.

On November 23, 2023, the Company renewed office leases by combining two leases that expired on November 31, 2023 and extending the lease term for another two years to November 30, 2025.

The renewed lease caused the increased lease right-of-use assets and liabilities, which was disclosed in Note 10 in our unaudited condensed consolidated financial statements for the fiscal year ended March 31, 2024.

The Company also had equipment purchase agreements with two independent third party vendors, with a future payment of US$2.52 million due by December 2024 and US$0.82 million by November 2024, respectively. The future payment of the equipment purchase agreements had been extended until the completion of the Serbia manufacturing plant.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Risks and Uncertainties

Our headquarters and sales office are located in HK, while we conduct the manufacturing of interconnect products through our PRC subsidiary located in mainland China. For the six months ended September 30, 2024 and 2023, all of our revenue was generated by our HK and PRC subsidiaries collectively. As such, our business, financial condition, and results of operations are subject to risks and uncertainties relating to political, economic, and legal environments in HK and mainland China, as well as the general state of the economy of HK and mainland China. Our financial results may be adversely affected by changes in the political, regulatory and social conditions in HK and mainland China.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) income taxes. See “Summary of Significant Accounting Policies” under note 2 to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving, which is dependent upon factors such as historical and forecasted consumer demand. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. We review our inventories periodically if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the six months ended September 30, 2024 and 2023, we recorded $108,257 and $73,643 of inventories write-down from the carrying amount to their net realizable values.

Estimate for the valuation allowance of deferred tax assets

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of September 30, 2024 and March 31, 2024, the Company recorded $114,764 and $121,016 valuation allowance for the deferred tax assets.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this annual report.